3020 Denmark Ave. Suite 100
Eagan, Minnesota 55121
Tel: 651-234-3300
Fax: 651-234-3398

August 20, 2008

By EDGAR Transmission

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street N.W.

Washington, DC 20549

Attention:	John Cash
Division of Corporate Finance

Norcraft Holdings, L.P. and Norcraft Companies, L.P.

Form 10-K for the fiscal year ended December 31, 2007

File No. 333-119696 and 333-114924

Ladies and Gentlemen:

Norcraft Holdings, L.P. (“Holdings”) and Norcraft Companies, L.P. (“Norcraft” and together with Holdings, the “Company”) confirms receipt of the letter, dated August 12, 2008 from John Cash, Branch Chief, with comments of the staff of the Division of Corporate Finance (the “Staff”) to the Company’s above captioned Form 10-K (the “Annual Report”).

For your convenience, we have set forth below the Staff’s comment in bold, followed by a description of the Company’s response thereto:

Staff Comment:

1.	We note your disclosure on page seven regarding the risks that your substantial level of indebtedness places on your business. We further note your disclosure that you expect to take additional loans under your senior credit facility to pay your expenses and the interest on your debt. Given your reliance on your debt availability, please revise future filings to include a discussion regarding any circumstances that may limit the level of borrowings available to you under your senior credit facility. In addition, please include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under your financial covenants for your senior credit facility, Senior Subordinated Notes, and Senior Discount Notes. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Company Response:

In response to the Staff’s comment, the Company will ensure its future filings include a discussion regarding any circumstances that may limit the level of borrowings available to the Company under its senior credit facility. The Company will also ensure its future filings include a tabular presentation of its actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under its financial covenants for its senior credit facility, Senior Subordinated Notes and Senior Discount Notes, in substantially the same form as the following disclosure:

The following tables outline the required financial ratios for the Company to be in compliance with financial covenants of its senior credit facility, Senior Subordinated Notes and Senior Discount Notes:

	Quarter Ended June 30, 2008
	Required	Actual
Leverage Ratio (maximum)	3.90	2.45
Interest Coverage Ratio (minimum)	2.35	4.76
Fixed Charge Coverage Ratio (minimum)	1.00	1.95

Staff Comment:

2.	We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e). This comment is also applicable to your Form 10-Q for the period ended March 31, 2008.

Company Response:

We confirm that our officers concluded that our disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. In addition, we will revise our future filings accordingly.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. Furthermore, the Company acknowledges that Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to a filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the responses provided in this letter will be acceptable to the Staff. If you wish to discuss any of these matters further, please do not hesitate to contact the undersigned at (651) 234-3315 or (800) 297-0661.

Sincerely,

/s/ LEIGH GINTER
Leigh Ginter